UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Grupo Televisa, S.A. (the "Issuer")
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(Name of Issuer)

Series A Shares ("A Shares")
Series B Shares ("B Shares")
Dividend Preferred Shares ("D Shares")
Series L Shares ("L Shares")
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(Title of Class of Securities)

40049J206(1)
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(CUSIP Number)

Luis Nicolau, Esq.
Ritch Mueller, S.C.
Blvd. M. Ávila Camacho No. 24, Piso 20
Col. Lomas de Chapultepec
1100 México, D.F.
México
Telephone: (5255)9178-7000
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 17, 2006
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on the following pages)
(Page 1 of 15)

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(1) CUSIP number is for the Global Depositary Shares ("GDSs") only. GDSs each represent twenty certificados de participacion ordinarios ("CPOs"), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares. No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares, since such securities are not traded in the United States.

CUSIP No. 40049J206

1	Names of Reporting Persons María Asunción Aramburuzabala Larregui IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power(1)(2) 0
		8	Shared Voting Power(1)(2) 1,636,550,000 A Shares, 1,440,164,000 B Shares, 2,291,170,000 D Shares, 2,291,170,000 L Shares.
		9	Sole Dispositive Power(1)(2) 0
		10	Shared Dispositive Power (1)(2) 1,636,550,000 A Shares, 1,440,164,000 B Shares, 2,291,170,000 D Shares, 2,291,170,000 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 1,636,550,000 A Shares, 1,440,164,000 B Shares, 2,291,170,000 D Shares, 2,291,170,000 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 1.31% of A Shares, 2.39% of B Shares, 2.49% of D Shares, 2.49% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) María Asunción Aramburuzabala Larregui may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, except as described in footnote 2 below, the Reporting Persons no longer act as a "group" and, except as described in footnote 2 below, María Asunción Aramburuzabala Larregui disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández each has the authority to vote and to dispose of the Shares owned beneficially by the other. María Asunción Aramburuzabala Larregui directly holds 818,275,000 A Shares, 720,082,000 B Shares, 1,145,585,000 D Shares, and 1,145,585,000 L Shares and Lucrecia Aramburuzabala Larregui de Fernández directly holds 818,275,000 A Shares, 720,082,000 B Shares, 1,145,585,000 D Shares, and 1,145,585,000 L Shares.

CUSIP No. 40049J206

1	Names of Reporting Persons Lucrecia Aramburuzabala Larregui de Fernández IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power(1)(2) 0
		8	Shared Voting Power(1)(2) 1,636,550,000 A Shares, 1,440,164,000 B Shares, 2,291,170,000 D Shares, 2,291,170,000 L Shares.
		9	Sole Dispositive Power(1)(2) 0
		10	Shared Dispositive Power (1)(2) 1,636,550,000 A Shares, 1,440,164,000 B Shares, 2,291,170,000 D Shares, 2,291,170,000 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 1,636,550,000 A Shares, 1,440,164,000 B Shares, 2,291,170,000 D Shares, 2,291,170,000 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 1.31% of A Shares, 2.39% of B Shares, 2.49% of D Shares, 2.49% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) Lucrecia Aramburuzabala Larregui de Fernández may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, except as described in footnote 2 below, the Reporting Persons no longer act as a "group" and, except as described in footnote 2 below, Lucrecia Aramburuzabala Larregui de Fernández disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández each has the authority to vote and to dispose of the Shares owned beneficially by the other. María Asunción Aramburuzabala Larregui directly holds 818,275,000 A Shares, 720,082,000 B Shares, 1,145,585,000 D Shares, and 1,145,585,000 L Shares and Lucrecia Aramburuzabala Larregui de Fernández directly holds 818,275,000 A Shares, 720,082,000 B Shares, 1,145,585,000 D Shares, and 1,145,585,000 L Shares.

CUSIP No. 40049J206

1	Names of Reporting Persons María de las Nieves Fernández González IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power(1)(2) 0
		8	Shared Voting Power(1)(2) 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares, 41,832,875 L Shares.
		9	Sole Dispositive Power(1)(2) 0
		10	Shared Dispositive Power(1)(2) 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares, 41,832,875 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares, 41,832,875 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.02% of A Shares, 0.04% of B Shares, 0.05% of D Shares, 0.05% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) María de las Nieves Fernández González may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, except as described in footnote 2 below, the Reporting Persons no longer act as a "group" and María de las Nieves Fernández González disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) Carlos Fernández González has the authority to vote and to dispose of the Shares owned beneficially by María de las Nieves Fernández González.

CUSIP No. 40049J206

1	Names of Reporting Persons Antonino Fernández Rodríguez IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power(1)(2) 0
		8	Shared Voting Power(1)(2) 99,600,000 A Shares, 87,648,000 B Shares, 139,440,000 D Shares, 139,440,000 L Shares.
		9	Sole Dispositive Power(1)(2) 0
		10	Shared Dispositive Power (1)(2) 99,600,000 A Shares, 87,648,000 B Shares, 139,440,000 D Shares, 139,440,000 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 99,600,000 A Shares, 87,648,000 B Shares, 139,440,000 D Shares, 139,440,000 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.08% of A Shares, 0.15% of B Shares, 0.15% of D Shares, 0.15% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) Antonino Fernández Rodríguez may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, except as described in footnote 2 below, the Reporting Persons no longer act as a "group" and Antonino Fernández Rodríguez disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) Carlos Fernández González has the authority to vote and to dispose of the Shares owned beneficially by Antonino Fernández Rodríguez.

CUSIP No. 40049J206

1	Names of Reporting Persons Carlos Fernández González IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power(1)(2) 273,925,000 A Shares, 241,054,000 B Shares, 383,495,000 D Shares, and 383,495,000 L Shares
		8	Shared Voting Power(1)(2) 129,480,625 A Shares, 113,942,950 B Shares, 181,272,875 D Shares, 181,272,875 L Shares.
		9	Sole Dispositive Power(1)(2) 273,925,000 A Shares, 241,054,000 B Shares, 383,495,000 D Shares, and 383,495,000 L Shares
		10	Shared Dispositive Power (1)(2) 129,480,625 A Shares, 113,942,950 B Shares, 181,272,875 D Shares, 181,272,875 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 403,405,625 A Shares, 354,996,950 B Shares, 564,767,875 D Shares, 564,767,875 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.32% of A Shares, 0.59% of B Shares, 0.61% of D Shares, 0.61% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) Carlos Fernández González may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, except as described in footnote 2 below, the Reporting Persons no longer act as a "group" and, except as described in footnote 2 below, Carlos Fernández González disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) Carlos Fernández González has the authority to vote and to dispose of the Shares owned beneficially by each of María de las Nieves Fernández González and Antonino Fernández Rodríguez. Carlos Fernández González directly holds 273,925,000 A Shares, 241,054,000 B Shares, 383,495,000 D Shares, and 383,495,000 L Shares, María de las Nieves Fernández González directly holds 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares and 41,832,875 L Shares and Antonino Fernández Rodríguez directly holds 99,600,000 A Shares, 87,648,000 B Shares, 139,440,000 D Shares and 139,440,000 L Shares.

Item 1. Security and Issuer.

This amended statement on Schedule 13D (this "Statement") relates to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares, no par value (the "D Shares"), and the limited-voting Series L Shares of common stock, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A. (the "Issuer").

The Shares trade in the United Mexican States ("Mexico") primarily in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares, and in the United States in the form of global depositary shares ("GDSs"), each of which represents twenty CPOs.

The Issuer is a sociedad anonima organized under the laws of Mexico, whose principal executive offices are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico, D.F., Mexico.

Item 2. Identity and Background.

(a) - (c) and (f):

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández, María de las Nieves Fernández González, Antonino Fernández Rodríguez and Carlos Fernández González, each of whom is a Mexican citizen (collectively, the "Investors" or the "Reporting Persons").

The name, principal business address, present principal occupation and citizenship of each of the Investors are set forth in Schedule I attached hereto.

(d), (e) During the last five years, none of the Investors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

On January 17, 2006, María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández, Antonino Fernández Rodríguez and Carlos Fernández González (the "Sellers") sold Shares, in the form of CPOs, in privately negotiated block trades as described below:

1.- María Asunción Aramburuzabala Larregui sold 590,833,475 A Shares, 519,933,458 B Shares, 827,166,865 D Shares and 827,166,865 L Shares;

2.- Lucrecia Aramburuzabala Larregui de Fernández sold 590,833,475 A Shares, 519,933,458 B Shares, 827,166,865 D Shares and 827,166,865 L Shares;

3.- Antonino Fernández Rodríguez sold 99,604,050 A Shares, 87,651,564 B Shares, 139,445,670 D Shares and 139,445,670 L Shares; and

4.- Carlos Fernández González sold 219,106,200 A Shares, 192,813,456 B Shares, 306,748,680 D Shares and 306,748,680 L Shares.

All such Shares were sold at a price of Mexican Ps. 42.0070 per CPO.

The Reporting Persons currently have no plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer).

The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement, to the extent deemed advisable by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the number of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) Except as described herein, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) On January 17, 2006 the Reporting Persons ceased to be the beneficial owners of more than five percent of any class of Shares.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to María Asunción Aramburuzabala Larregui is true, complete and correct.

María Asunción Aramburuzabala Larregui

/s/	María Asuncion Aramburuzabala Larregui

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Lucrecia Aramburuzabala Larregui de Fernández is true, complete and correct.

Lucrecia Aramburuzabala Larregui de Fernández

by: /s/	María Asunción Aramburuzabala Larregui
Title:	Attorney-in-fact

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to María de las Nieves Fernández González is true, complete and correct.

María de las Nieves Fernández González

by: /s/	Carlos Fernández González
Title:	Attorney-in-fact

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Antonino Fernández Rodríguez is true, complete and correct.

Antonino Fernández Rodríguez

by: /s/	Carlos Fernández González
Title:	Attorney-in-fact

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Carlos Fernández González is true, complete and correct.

Carlos Fernández González

/s/	Carlos Fernández González

SCHEDULE I

Name	Principal Business Address	Present Principal Occupation	Citizenship
María Asunción Aramburuzabala Larregui	Paseo de los Tamarindos 400-B piso 25, Col. Bosques de las Lomas, Delg. Cuajimalpa. Zip code 05120. México D.F.,México.	CEO of Tresalia Capital S.A. de C.V. and Private Investor.	Mexican.
Lucrecia Aramburuzabala Larregui de Fernández	Paseo de los Tamarindos 400-B piso 25 Col. Bosques de las Lomas, Delg. Cuajimalpa. Zip code 05120. México D.F., México.	Private Investor.	Mexican.
María de las Nieves Fernández González	Campos Elíseos 400 desp. 602, Col. Polanco, Delg. Miguel Hidalgo. Zip code 11000. México D.F., México.	Private Investor.	Mexican.
Antonino Fernández Rodríguez	Campos Elíseos 400 desp. 602, Col. Polanco, Delg. Miguel Hidalgo. Zip code 11000. México D.F., México.	Honorary Chairman of Grupo Modelo S.A. de C.V. and Private Investor.	Mexican.
Carlos Fernández González	Campos Elíseos 400 desp. 602, Col. Polanco, Delg. Miguel Hidalgo. Zip code 11000. México D.F., México.	Chairman and CEO of Grupo Modelo S.A. de C.V. and Private Investor.	Mexican.